Filed by Journal Communications, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Journal Communications, Inc.

Commission File No.: 001-31805

Date: March 11, 2015

Email from Steve Smith to all Journal Communications employees following the special meeting of shareholders

[Subject line:] Journal and Scripps Shareholders Approve Transactions

Good morning, everyone,

In the Special Meetings for Shareholders held at both Journal Communications and Scripps this morning, shareholders at both companies voted to approve the transactions that will merge our broadcast operations into Scripps and spin off each of our newspapers into Journal Media Group.

We were thrilled to get a huge Journal shareholder turnout for the vote:  Over 92% of our Class B Shareholders sent in their proxy cards, and of those votes, nearly 99% voted in favor of the merger and spinoffs.

I want to take a moment to thank our “Shareholder Ambassadors,” who did an outstanding job of reaching out to their colleagues and retirees to ensure that our employee shareholders participated in this process and voted in favor of the transactions.  They did a tremendous amount of work to get the word out — and their efforts truly paid off.

Having received approval from our shareholders, we plan to complete the transactions — creating an expanded Scripps focused on Broadcast and the new Journal Media Group focused on Publishing — early in the second quarter of 2015.

We know you have many questions related to policies, benefits and technology changes leading up to and through the closing of the transaction.  Please be assured that we will provide you with updates, Q&A documents and help guides to provide a smooth transition for you from Journal Communications to Scripps or Journal Media Group.

We will continue to update you as we have new information and helpful resources in the final stages of this transition. Thank you to all employees, as always, for your commitment to the success of our company.

Steve

Forward-Looking Statements

This communication contains certain forward-looking statements with respect to the financial condition, results of operations and business of Journal and the combined businesses of Journal and Scripps and certain plans and objectives of Journal with respect thereto, including the expected benefits of the proposed spin and merger transactions. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use words such as “anticipate”, “target”, “expect”, “estimate”, “intend”, “plan”, “goal”, “believe”, “hope”, “aim”, “continue”, “will”, “may”, “would”, “could” or “should” or other words of similar meaning or the negative thereof. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the expected closing date of the proposed transactions; the possibility that the expected synergies and value creation from the proposed transactions will not be realized, or will not be realized within the expected time period; the risk that the businesses will not be integrated successfully; disruption from the proposed transactions making it more difficult to maintain business and operational relationships; the risk that unexpected costs will be incurred; changes in economic conditions, political conditions, licensing requirements and tax matters; and the possibility that the proposed transactions do not close, including, but not limited to, due to the failure to satisfy the closing conditions. These forward-looking statements are based on numerous assumptions and assessments made by Journal in light of its experience and perception of historical trends, current conditions, business strategies, operating environment, future developments and other factors that it believes appropriate. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. The factors described in the context of such forward-looking statements in this communication could cause actual results, performance or achievements, industry results and developments to differ materially from those expressed in or implied by such forward-looking statements. Although it is believed that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct and persons reading this communication are therefore cautioned not to place undue reliance on these forward-looking statements which speak only as at the date of this communication.  Journal does not assume any obligation to update the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law. A further list and description of risks and uncertainties can be found in Journal’s Annual Report on Form 10-K for the fiscal year ended December 29, 2013 and in its reports filed on Form 10-Q and Form 8-K.